SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Urucu-Manaus gas transporter granted BNDES funding

(Rio de Janeiro, December 12, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the National Economic and Social Development Bank (BNDES) granted funding, worth R$2.49 billion, to the Transportadora Urucu-Manaus S.A. special purpose company (SPC), in charge of building the 383-km long, 20-inch in diameter natural gas transportation pipeline to connect Coari to Manaus, and of building distribution branches to serve seven municipalities located along the gas pipeline’s course. The funds will also be used to build the 279-km, long 10-inch nominal diameter liquefied petroleum gas (LPG) pipeline that will connect the Arara Pole, in Urucu, to the Solimões Terminal, in Coari, State of Amazonas.

The natural gas will be used initially for thermoelectric power generation in the city of Manaus, substituting for the fuel oil generators that are currently used for this purpose. Later, it will also supply the region’s industrial, vehicle, commercial, and residential sectors.

The gas pipeline will have two delivery points in Manaus, seven distribution branches totaling 126 Km in length, to deliver gas to municipalities located near the gas pipeline, and two intermediary gas-compression stations. The project also foresees the re-adaptation of an existing 18-inch nominal diameter pipeline between Urucu and Coari, which will be interconnected to the 20-inch one, allowing for natural gas production outflow.

The gas pipeline’s initial flow capacity will be 5.5 million cubic meters of natural gas per day, and is expected to go online in December 2008.

With regard to socioenvironmental responsibility, a collaboration agreement was signed with the Amazonas State Government to develop sustainable programs, coordinated by the Sustainable Development Department (SDD), aiming at creating actions capable of mitigating and compensating for the gas pipeline’s environmental impacts. The gas pipeline construction is hoped to generate upwards of 3,000 direct jobs in the state of Amazonas.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.